EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions, except ratios)

	Fiscal Year
	2006	2005	2004	2003	2002
Income from continuing operations before income tax	$17,358	$16,105	$14,193	$12,368	$10,396
Capitalized interest	(157)	(120)	(144)	(124)	(130)
Minority interest	(324)	(249)	(214)	(193)	(183)

Adjusted income from continuing operations before income taxes	16,877	15,736	13,835	12,051	10,083

Fixed charges:
Interest*	1,603	1,332	1,157	1,191	1,491
Interest component of rent	328	319	306	318	289

Total fixed charges	1,931	1,651	1,463	1,509	1,780

Income from continuing operations before income taxes and fixed charges	$18,808	$17,387	$15,298	$13,560	$11,863

Ratio of Earnings to Fixed Charges	9.7x	10.5x	10.5x	9.0x	6.7x

*	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation. In addition, the impact of McLane Company, Inc. as a discontinued operation has been removed for all periods presented.